EXHIBIT 99.1

Vizsla Silver Announces Change of Corporate Secretary

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, May 12, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") today announced that Susy Horna will assume the role of Corporate Secretary, replacing Jen Hanson, effective immediately.

"We would like to thank Jen Hanson for the professionalism, experience and wisdom she has brought to Vizsla Silver over the past several years," commented Michael Konnert, CEO. "Jen has been instrumental in Vizsla Silver's success, and we wish her all the best in her future endeavours. Additionally, we welcome Susy Horna, a veteran mining executive with significant experience supporting Mexican silver companies, to the team."

Originally from Peru, Susy brings several years of professional experience in the legal aspects of the mining, oil and gas and shipping industries. Prior to joining Vizsla Silver, Susy served as Manager, Corporate Records and Governance for First Majestic Silver Corp., and prior to the acquisition by First Majestic Silver Corp. as Corporate Secretary of Gatos Silver, Inc. Susy has also served as Corporate Secretary for various public and private companies within the Augusta Group of Companies, and as paralegal for Pacific Northwest LNG, Seaspan Corporation and Southwestern Resources Corp.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Feasibility Study for Panuco in November 2025 which highlights 17.4 Moz AgEq of annual production over an initial 9.4-year mine life, an after-tax NPV(5%) of US$1.8B, 111% IRR and a 7-month payback at US$35.50/oz Ag and US$3,100/oz Au. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development while continuing district-scale exploration through low-cost means.

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Forward-looking statements in this release include, but are not limited to, statements regarding: the Company's objectives and milestones; the strategic vision for the Company following the proposed development of the Panuco Project and expectations regarding future financial or operating performance following such development; the Company's ability to advance the Panuco Project toward production; and the Company's long-term growth strategy, including its ability to enhance shareholder value through continued exploration success, project development and operational execution.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project development and construction parameters; inaccuracies in technical or economic modelling; the risk that the Feasibility Study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production as proposed in this news release or at all or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

No Production Decision: The Company has not made a production decision for the Panuco Project. A decision to proceed with construction will only be made following the completion and review of detailed engineering, financing arrangements, and receipt of all required permits and approvals.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 12-MAY-26